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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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I.    GENERAL IDENTIFYING INFORMATION


1.    [X]   MERGER

      [ ]   LIQUIDATION

      [ ]   ABANDONMENT OF REGISTRATION
            (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

      [ ]   Election of status as a BUSINESS DEVELOPMENT COMPANY
            (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.    Name of fund: AMERICAN DIVERSIFIED FUNDS, INC.

3.    Securities and Exchange Commission File No.: 811-03434
                                                   ---------

4.    Is this an initial Form N-8F or an amendment to a previously filed
      Form N-8F?

      [X]   Initial Application                 [ ]   Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      C/O ORBITEX GROUP OF FUNDS, 410 PARK AVENUE, NEW YORK, NEW YORK 10022

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                   THOMAS R. WESTLE, ESQ.
                   SPITZER & FELDMAN P.C.
                   405 PARK AVENUE
                   NEW YORK, NEW YORK 10022
                   212-888-6680

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                                                    United States Securities and
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                                                                       Form N-8F

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7.    Name, address and telephone of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                ALL ACCOUNTS AND RECORDS REQUIRED TO BE MAINTAINED BY
                SECTION 31(a) OF THE INVESTMENT COMPANY ACT OF 1940 AND
                RULES 31a-1 THROUGH 31a-3 PROMULGATED THEREUNDER ARE MAINTAINED AT THE FOLLOWING LOCATIONS:


                   RECORDS RELATING TO:           ARE LOCATED AT:
                   --------------------           ---------------
                   (1)  REGISTRANT=S FUND         AMERICAN DATA SERVICES, INC.
                   ACCOUNTING SERVICING           THE HAUPPAUGE CORPORATE CENTER
                   AGENT, ADMINISTRATOR AND       150 MOTOR PARKWAY
                   TRANSFER AGENT                 HAUPPAUGE, NEW YORK 11788

                   (2)  REGISTRANT=S INVESTMENT   ORBITEX MANAGEMENT, INC.
                   ADVISER AND SUB-ADVISER        410 PARK AVENUE
                                                  NEW YORK, NEW YORK  10022

                   (3)  REGISTRANT=S CUSTODIAN    THE CHASE MANHATTAN BANK
                                                  ONE METRO TECH CENTER
                                                  BROOKLYN, NEW YORK 11245

NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31a-1 AND 31a-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.

8.    Classification of fund (check only one):

      [X]   Management company;

      [ ]   Unit investment trust; or

      [ ]   Face-amount certificate company.

9.    Subclassification if the fund is a management company (check only one):

      [X]      Open-end                         [ ]    Closed-end


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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10.   State law under which the fund was organized or formed (e.g., Delaware,
      Massachusetts):

      MARYLAND

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund=s contracts with those advisers have been terminated:

      1. ORBITEX MANAGEMENT, INC. (CURRENT ADVISER TO SURVIVING FUND) 410 PARK AVENUE
                NEW YORK, NEW YORK 11788

      2. AMERICAN DIVERSIFIED ASSET MANAGEMENT, INC. (FORMER ADVISER) 12100 WILSHIRE BOULEVARD
                LOS ANGELES, CA 90025

      3.        LADAS & HULINGS, INC. - (FORMER SUB-ADVISER)
                8655 E.  VIA DE VENTURA, SUITE G-200
                SCOTTSDALE, ARIZONA 85258

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund=s contracts with those underwriters have been terminated:

                AMERICAN DIVERSIFIED ASSET MANAGEMENT, INC.
                12100 WILSHIRE BOULEVARD
                LOS ANGELES, CA 90025

13.   If the fund is a unit investment trust (AUIT@) provide:

      (a) Depositor=s name(s) and address(es):    N/A

      (b) Trustee=s name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account):

      [ ]   Yes                       [X]    No


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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      If Yes, for each UIT state:
            Name(s):

            File No.: 811-
            Business Address:

15.   (a)   Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]    Yes                [ ]    No

            If Yes, state the date on which the board vote took place:
            MAY 4, 1999

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

            [X]    Yes                [ ]    No

            If Yes, state the date on which the shareholder vote took place:
            SEPTEMBER 10, 1999

            If No, please explain:


II.   DISTRIBUTION TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholder in connection with the Merger or Liquidation?

      [ ]   Yes                       [X]   No

      (a)   If Yes, list the date(s) on which the fund made those distributions:



      (b)   Were the distributions made on the basis of net assets?  N/A

            [ ]   Yes                      [ ]   No


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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      (c)   Were the distributions made pro rata based on the share ownership?
            N/A

            [ ]   Yes                      [ ]   No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

            PURSUANT TO AN AGREEMENT AND PLAN OF REORGANIZATION (THE "PLAN") DATED AS OF JULY 8, 1999, AN EXHIBIT TO THE PROXY STATEMENT ON
            SCHEDULE 14A (THE "PLAN") FILED VIA EDGAR WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999, THE FUND WAS MERGED WITH AND INTO THE ORBITEX GROWTH FUND ("OGF"), A SEPARATE SERIES OF THE ORBITEX GROUP OF FUNDS, A BUSINESS TRUST ORGANIZED UNDER THE LAWS OF THE STATE OF DELAWARE. PURSUANT TO THE TERMS OF THE PLAN APPROVED BY THE BOARD OF DIRECTORS OF THE FUND ON MAY 4, 1999 AND BY THE SHAREHOLDERS OF THE FUND ON SEPTEMBER 10, 1999, EACH OUTSTANDING SHARE OF THE FUND'S COMMON STOCK (INCLUDING FRACTIONAL SHARES) WAS CONVERTED INTO A PROPORTIONATE NUMBER OF NO PAR VALUE CLASS A SHARES (OR FRACTIONS THEREOF) OF BENEFICIAL INTEREST OF OGF, BASED ON THE RELATIVE NET ASSET VALUES PER SHARE OF EACH OF THE FUND AND OGF AS OF THE EFFECTIVE DATE OF THE MERGER. ACCORDINGLY, SHAREHOLDERS OF SHARES OF THE FUND'S COMMON STOCK (INCLUDING FRACTIONAL SHARES) PRIOR TO THE MERGER RECEIVED A PROPORTIONATE NUMBER OF OGF SHARES OF BENEFICIAL INTEREST (OR FRACTION THEREOF) AFTER THE MERGER BASED ON THE RELATIVE NET ASSET VALUES PER SHARE OF EACH OF THE FUND AND OGF AS OF THE CLOSING DATE OF THE MERGER. IMMEDIATELY AFTER SUCH DISTRIBUTION, THE DOLLAR VALUE OF EACH OF THE FUND'S SHAREHOLDER'S ACCOUNT WITH OGF WAS EXACTLY THE SAME AS THE DOLLAR VALUE OF THE SHAREHOLDER'S ACCOUNT WITH THE FUND IMMEDIATELY PRIOR TO THE MERGER.

      (e)   Liquidations only:   N/A

            Were any distributions to shareholders made in kind?

            [ ]   Yes                      [ ]   No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.   Closed-end funds only:   N/A


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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      Has the fund issued senior securities?

      [ ]   Yes                      [ ]   No

      If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders?

18.   Has the fund distributed all of its assets to the fund=s shareholders?

      [X]   Yes                      [ ]   No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed? 0

      (b)   Describe the relationship of each remaining shareholder to the fund:
            N/A

19. Are there any shareholders who have not yet received distribution in complete liquidation of their interests?

      [ ]   Yes                      [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:


III.  ASSETS AND LIABILITIES

20.   Does the fund have any assets as of the date this form is filed?

      [ ]   Yes                      [X]   No

      If Yes,

      (a) Describe the type and amount of each asset retained by the fund as of the date ths form is filed:

      (b)   Why has the fund retained the remaining assets?


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                                                    United States Securities and
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                                                                       Form N-8F

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      (c)   Will the remaining assets be invested in securities?

      [ ]   Yes                      [ ]   No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [ ]   Yes                      [X]   No

      If Yes,

      (a)   Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?


IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.   (a)   List the expenses incurred in connection with the Merger or
            Liquidation:

            (i)    Legal expenses:                              $36,662.54

            (ii)   Accounting expenses:

            (iii)  Other expenses (list and identify separately):

            (iv)   Total expenses (sum of lines (i)-(iii) above):

      (b)   How were those expenses allocated?

      (c)   Who paid those expenses?  ORBITEX MANAGEMENT, INC.

      (d)   How did the fund pay for unamortized expenses (if any)?  N/A

23. Has the fund previously filed an application for an order of the Commission regarding the merger or Liquidation?


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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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      [ ]   Yes                      [X]   No

      If Yes, cite the release numbers of the Commission=s notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    CONCLUSION OF FUND BUSINESS

24.   Is the fund a party to any litigation or administrative proceeding?

      [ ]   Yes                      [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [ ]   Yes                      [X]   No

      If Yes, describe the nature and extent of those activities:


VI.   MERGERS ONLY

26.   (a)   State the name of the fund surviving the Merger:  ORBITEX GROWTH
            FUND, A SERIES OF THE ORBITEX GROUP OF FUNDS, A DELAWARE BUSINESS
            TRUST.

      (b) State the Investment Company Act file number of the fund surviving the Merger: 811-8037

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

            THE PLAN OF REORGANIZATION WAS FILED AS AN EXHIBIT TO THAT CERTAIN PROXY STATEMENT DATED AUGUST 19, 1999 AND FILED WITH SECURITIES AND EXCHANGE COMMISSION ON AUGUST 19, 1999.


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                                                    United States Securities and
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      (d)   If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.






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                                                    United States Securities and
                                                             Exchange Commission
                                                                       Form N-8F

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                                  VERIFICATION

       The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of AMERICAN DIVERSIFIED FUNDS, INC., (ii) he is the VICE PRESIDENT of ORBITEX GROUP OF FUNDS (THE SURVIVING FUND INTO WHICH THE FUND WAS MERGED), and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

                                              ORBITEX GROUP OF FUNDS FOR
                                              AMERICAN DIVERSIFIED FUNDS, INC.



                                              By:  /s/ M. Fyzul Khan
                                                   ----------------------------
                                                      M. Fyzul Khan
                                                      Vice President

                                              Date:   April 7, 2000
                                                   ----------------------------




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